An annual meeting of shareholders of Neuberger Berman Realty Income Fund Inc. was held on March 8, 2005. Shareholders voted on the following matter: (1) To elect five Class III Directors (one of which is to be elected only by holders of the Funds preferred stock) to serve until the annual meeting of stockholders in 2008, or until their successors are elected and qualified. Class I and II Directors continue to hold office until the annual meeting in 2006 and 2007, respectively.

Proposal 1 - To elect five Class III Directors (one of which is to be elected only by holders of the Funds preferred stock) to serve until the annual meeting of stockholders in 2008.


Common and Preferred Shares

Robert A. Kavesh    24,331,197.000    -	  193,414.000	-		-
Edward I. OBrien   24,312,090.000    -	  212,521.000	-		-
William E. Rulon    24,288,936.000    -	  235,675.000	-		-
Candace L. Straight 24,287,848.000    -	  236,763.000	-		-


Preferred Shares

Howard A. Mileaf  	 8,738.000    -	        7.000	-		-